SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No      X

1.	Press Release issued on June 14 2004, announcing estimate of second quarter 2004 results.

Press Release NYSE BMV

GRUPO IMSA ANNOUNCES ESTIMATE OF SECOND QUARTER 2004 RESULTS

Monterrey, N.L., Mexico – June 14, 2004 – Grupo Imsa, S.A. de C.V. (BMV: IMSA; NYSE: IMY) announced today that the Company’s EBITDA (operating income plus depreciation and amortization) for the second quarter of 2004 may exceed US$150 million, a figure that would represent a historic quarterly maximum and a growth of approximately 65% year-over-year.

These results reflect a recovery in demand in Grupo Imsa’s main markets. During the quarter, IMSATEC benefited from increased sales of its products for non-residential construction; IMSALUM’s profiles business capitalized on an upswing in residential construction in Mexico and also increased ladder sales in the United States; and IMSA ACERO’s businesses in the United States, Central America, and Mexico benefited from better international prices and demand for steel and related products.

Additionally, Grupo Imsa was able to leverage capital expenditures it has made over the past few years to strengthen its asset base through increases in capacity and improvements in operating processes. Perspectives for 2004 remain positive for Grupo Imsa, although the Company believes that the second quarter’s operating margin will be higher than normal.

Moving forward, two important variables that will affect performance will be global economic growth, mainly in China and North America, and the behavior of the international steel industry.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. Grupo Imsa operates manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America. In 2003 the Company’s sales reached US$2.8 billion, of which close to 55% was generated outside Mexico. Grupo Imsa shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

This document contains forward-looking statements relating to Grupo Imsa’s future performance which should be taken as estimates made in good faith on the basis of the information available at the time that this document was prepared and reflecting Company management’s current expectations and beliefs. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company and its subsidiaries participate. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Dated: June 15, 2004	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer